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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K   [_] Form 20-F   [_] Form 11-K
               [X] Form 10-Q   [_] Form N-SAR

               For Period Ended: September 30, 2001 Amendment #1
                                ---------------------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               ---------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Dicom Imaging Systems, Inc.
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Full Name of Registrant



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Former Name if Applicable


Suite 201-15047 Marine Drive
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Address of Principal Executive Office (Street and Number)


White Rock, B.C. Canada V4B1C5
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
     [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dicom Imaging Systems, Inc. is unable to complete the preparation of its 10Q due to delays in gathering information required to complete the preparation of the financial statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           David Gane                 (604)                 531-2521
     ----------------------   ---------------------   ---------------------
             (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no
     identify report(s).                                    [X] Yes   [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes   [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see Exhibit A attached hereto.

================================================================================

                          Dicom Imaging Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       November 15, 2001           By           /s/ David Gane
     ------------------------------       --------------------------------------

                                   EXHIBIT A

Part IV (3) - OTHER INFORMATION

On September 4, 2001, pursuant to the terms a Security Agreement (the "Security Agreement") dated July 3, 2001 by and between Dicom Imaging Systems, Inc. ("Dicom" or the "Company") and Torchmark Holdings Ltd. ("Torchmark"), Torchmark required Dicom to deliver and assign to Torchmark substantially all of Dicom's assets and any and all certificates of title and other documents relating thereto. Dicom's debt to Torchmark of approximately $972,290 had become due and owing. Accordingly, on September 4, 2001, pursuant to notices of default served on Dicom under the Loan Agreement and remedies available to Torchmark pursuant to the Security Agreement, Dicom assigned substantially all of its assets to Torchmark pursuant to an Assignment Agreement dated September 4, 2001 (the "Assignment Agreement"). In addition, Dicom has assigned its trademarks to Torchmark pursuant to a Trademark Assignment Agreement dated September 4, 2001. Following this foreclosure of Dicom's assets, the Company ceased business operations on September 4, 2001. Accordingly, the financial statements to be filed in the Form 10-QSB for the period ending September 30, 2001, will reflect the changes resulting from this foreclosure of Dicom's assets.